FNX MINING COMPANY INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 19, 2005

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

APRIL 11, 2005

FNX MINING COMPANY INC.

Suite 700, 55 University Avenue

Toronto, Ontario  M5J 2H7

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders (the "Meeting") of FNX Mining Company Inc. (the "Corporation") will be held at the Toronto Stock Exchange Conference Centre, 130 King Street West, Toronto, Ontario  M5X 1J2 on Thursday, the 19th day of May, 2005, at 4:30 p.m. (Eastern Standard Time) for the following purposes:

(a)

to receive and consider the audited financial statements of the Corporation for the fiscal year ended December 31, 2004, together with the report of the auditors thereon;

(b)

to elect directors;

(c)

to appoint auditors and to authorize the directors to fix their remuneration;

(d)

to approve a shareholder rights plan for the Corporation; and

(e)

to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular, the audited financial statements of the Corporation for the fiscal year ended December 31, 2004 and a supplemental mailing list form.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

DATED at Toronto, Ontario as of the 11th day of April, 2005.

BY ORDER OF THE BOARD
(signed)
A.T. MacGibbon President and Chief Executive Officer

FNX MINING COMPANY INC.

Suite 700, 55 University Avenue

Toronto, Ontario  M5J 2H7

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF FNX MINING COMPANY INC. (the "Corporation") of proxies to be used at the annual and special meeting of shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost.  The cost of solicitation by management will be borne directly by the Corporation.  The information contained herein is given as of April 11, 2005, unless indicated otherwise.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation.  Each shareholder has the right to appoint a person or company, who need not be a shareholder of the Corporation, other than the persons named in the enclosed form of proxy, to represent such shareholder at the Meeting or any adjournment thereof.  Such right may be exercised either by inserting such person’s name in the blank space provided in the form of proxy and striking out the names of management’s nominees, or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of the Meeting, or delivering the completed proxy to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, prior to the commencement thereof.

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either: (a) by delivering another properly executed form of proxy bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing revoking the proxy executed by him or her: (i) with the transfer agent indicated on the enclosed envelope at any time up to and including 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, prior to the commencement of the Meeting or any adjournment thereof; or in any other manner permitted by law.

Voting of Proxies

The shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by the proxy shall be voted accordingly.  Where shareholders have properly executed proxies in favour of the persons named in the enclosed form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the shares represented thereby, such shares will be voted for the election of directors and the appointment of auditors as further described herein.  The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting in such manner as such nominee in his judgment may determine.  At the time of printing this information circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Non-Registered Holders

Only registered holders of common shares of the Corporation (the "Common Shares") or the persons they appoint as their proxies are permitted to vote at the Meeting.  However, in many cases, Common Shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators (the "CSA"), the Corporation will have distributed copies of the accompanying Notice of Meeting, this information circular and the enclosed form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the meeting materials to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in the meeting materials, a request for voting instructions (the "voting instructions form") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own.  Should a Non-Registered Holder who receives the voting instructions form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the voting instructions form and a form of legal proxy will be sent to the Non-Registered Holder. In any event, Non-Registered

Holders should carefully follow the instructions of their Intermediary set out in the voting instructions form.

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of Common Shares.  As at April 8, 2005, the Corporation had issued and outstanding 50,308,669 Common Shares.  Each Common Share carries the right to one vote per share.

The Corporation has made a list of all persons who were registered holders of Common Shares on April 5, 2005 (the "Record Date") and the number of Common Shares registered in the name of each such person on that date. Each shareholder is entitled to one vote at the Meeting, either in person or by proxy, for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his Common Shares after the Record Date and the transferee of such Common Shares produces properly endorsed share certificates or otherwise establishes that he owns the Common Shares and demands, not later than ten days before the day of the Meeting, that his name be included in the list.  In such case, the transferee is entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as of April 11, 2005, no person beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting.

Corporate Governance

The board of directors of the Corporation (the "Board of Directors" or the "Board") is committed to acting in the best interests of the Corporation’s shareholders, employees and other stakeholders.  The Board fulfills its role directly or through the delegation of certain responsibilities to its various committees which are as follows: the Audit Committee; the Compensation Committee; the Corporate Governance and Nominating Committee; and the Safety, Health and Environmental Committee.  The Corporation also has a Disclosure Committee which is a policy-mandated management committee.  The Board and its committees are focused on the continued improvement of corporate governance principles and practices.  These governance principles and practices are constantly reviewed and revised in light of evolving best practices and regulatory guidance.

Since 2002, there have been significant developments in the area of corporate governance throughout North America.  In the United States, the Sarbanes-Oxley Act of 2002 was signed into law, which introduced sweeping changes in corporate governance requirements for public companies whose securities trade on stock exchanges in the United States.  Subsequent rules by the U.S. Securities and Exchange Commission and the various U.S. stock exchanges have introduced additional changes.

In Canada, the Canadian securities regulators have also engaged in the exercise of reviewing existing corporate governance matters and recommending or enacting changes to the existing regulatory environment.  The Ontario Securities Commission has recently indicated that it will be assuming direct oversight of corporate governance standards for companies listed on the Toronto Stock Exchange (the "TSX").  In this regard, the CSA published National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") and National Instrument 58-201 – Corporate Governance Guidelines ("NI 58-201") for comment on October 29, 2004.

In light of the above recent developments, the Board approved a number of corporate governance initiatives in 2004 to enhance and promote its commitment to good corporate governance.  This information circular has been expanded in terms of corporate governance disclosure in order to provide better information to shareholders.  The Corporation meets all of the requirements of the TSX corporate governance guidelines, as set forth at Schedule "A" to this information circular.  In addition, the Corporation voluntarily meets all of the proposed governance requirements contained in NI 58-201 which are set forth at Schedule "B" to this information circular, and has voluntarily met all of the disclosure requirements of NI 58-101 in the preparation of this information circular.  The requirements proposed by each of NI 58-201 and 58-101 are still preliminary and not yet in force.  Nevertheless, the Corporation has adopted these requirements on a voluntary basis as it wishes to provide better information to shareholders and to foster a proactive, best practices approach to its corporate governance practices.

The Board

The Board believes that good corporate governance is important to the effective performance of the Corporation and plays a significant role in protecting shareholders’ interests and maximizing shareholder value.

The Board is responsible for the stewardship of the Corporation and fully endorses a system of corporate governance that is designed to assist the Board to manage effectively, or supervise the management of, the business and affairs of the Corporation. The Board provides guidance to the management of the Corporation in the pursuit of the Corporation’s goals.  In order to carry out its mandate, the Board holds at least four regularly scheduled meetings annually, with additional meetings being held as required to consider particular issues or conduct specific reviews between regularly scheduled meetings whenever appropriate.  During 2004, the Board met seven times.

The Corporate Governance and Nominating Committee is charged with performing an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors.  See "Corporate Governance – Corporate Governance and Nominating Committee" below.

In furtherance of its duties and responsibilities, the Board has assumed, either directly or through the standing committees of the Board, responsibility for (a) developing and adopting the strategic direction of the Corporation and approving and reviewing, together with management, a strategic plan; (b) monitoring corporate performance and assessing operating results; (c) reviewing risk management; (d) ensuring appropriate standards of corporate conduct, disclosure and the integrity of internal controls; (e) reviewing and approving interim and annual financial statements, together with management’s discussion and analysis thereon; (f) establishing and reviewing the Corporation’s dividend policy; (g) approving material transactions; (h) reviewing the compensation of the directors and officers of the Corporation, and addressing matters of succession planning; and (i) developing the Corporation’s approach to corporate governance matters.

Effective March 16, 2005, the Board implemented a policy requiring all directors to hold a minimum of 5,000 Common Shares and/or deferred share units ("DSUs") within five years of their appointment to qualify for membership on the Board.  This policy provides the Corporation with a mechanism to align the interests of directors with those of shareholders, and provides performance incentive to directors by ensuring their vested interest in the price performance of the Common Shares on the TSX.  See "Report on Executive Compensation".

In 2004, the Board reviewed and revised its Board mandate and all committee charters. In addition, the Board has approved a Code of Ethics for directors and officers, an Insider Trading and Blackout Policy, a Timely Disclosure Policy, a Whistle Blowing Procedure as well as a "Statement of Corporate Governance Practices" in accordance with the TSX corporate governance guidelines which is attached to this information circular as Schedule "A".  Copies of the Board mandate, each of the committee charters, the Code of Ethics, Insider Trading and Blackout Policy, Timely Disclosure Policy and Whistle Blowing Procedure are available on the Corporation’s website at www.fnxmining.com.

Independence of Directors

At present, the Board has four committees: the Audit Committee, the Corporate Governance and Nominating Committee; the Compensation Committee, and the Safety, Health and Environmental Committee.  Each committee of the Board is to be composed of three unrelated and independent directors, other than the Safety, Health and Environmental Committee which has Mr. MacGibbon as a member.  Mr. MacGibbon is considered to be a related and inside director.  The Board establishes independence of directors based upon the criteria set forth by the Ontario Securities Commission, the TSX and, with regard to Audit Committee membership, the regulations of the American Stock Exchange and the United States Sarbanes Oxley Act of 2002.  The Board has determined that to be considered unrelated, a director must be independent of management and not have a direct or indirect material relationship with the Corporation which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than his or her relationship as a director, or through interests and relationships arising from shareholdings in the Corporation. In determining whether a material relationship exists, the Board considers, among other things: (a) whether the director is or was an employee or executive officer or an immediate family member of the director is or was an executive officer of the Corporation; (b) whether the director or an immediate family member of the director received more than $75,000 in direct compensation from the Corporation in any year, other than director and committee fees and pension or other forms of deferred compensation; (c) whether the director is or was affiliated with, a partner of, or employed by, the Corporation’s former or present auditor; (d) whether an immediate family member of the director was affiliated with, a partner of, or employed in a professional capacity by the Corporation’s former or present auditor; (e) whether the director or an immediate family member of the director was employed as an executive officer of another company at any time where an executive officer of the Corporation served on the compensation committee of such other company; and (g) whether the director has a relationship with the Corporation pursuant to which the director may receive, directly or indirectly, any consulting, advising or other compensatory fee from the Corporation or any subsidiary, other than director and committee fees.

In addition to the above, for Audit Committee purposes, the Board will not consider a director to be independent if other than in his or her capacity as a member of the Audit Committee, the Board or any other Board committee: (a) the member accepts directly or indirectly any consulting, advisory, or other compensatory fee from the Corporation or any subsidiary thereof, other than director or committee fees; or (b) the member is an "affiliated" (as such term is understood under applicable securities laws) person of the Corporation or any of its subsidiaries.

Currently, no two directors of the Corporation serve together as directors on the boards of any other companies other than Messrs. Ashcroft and Cudney who each serve on the board of directors of Guyana Goldfields Inc.

The Board has affirmatively determined that all directors are independent except for Mr. A.T. MacGibbon, who is the Corporation’s President and Chief Executive Officer. Additional disclosure with respect to the Board’s determinations of the independence of the directors is included at Guideline 3 to Schedule "A" of this information circular.  In addition, in the event that any director has a material interest in any transaction involving the Corporation, he or she will abstain from voting in respect thereof.

Each of the committees of the Board has specific mandates and defined authorities which are reviewed annually. The responsibilities of each committee are summarized below.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee has the general responsibility for developing the Corporation’s approach to governance issues. The Committee is responsible for approving all transactions involving the Corporation and "related parties" (within the meaning of applicable securities legislation); monitoring and reporting to the Board with regard to transactions involving related parties; establishing guidelines concerning transactions with related parties in which the Corporation may engage without specific approval of the Corporate Governance and Nominating Committee; monitoring structures to ensure that the directors are able to function independently of management; responding to and, if appropriate, authorizing individual directors to engage outside advisors at the expense of the Corporation; identifying and proposing new nominees to the Board; and performing an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors.  The members of the Corporate Governance and Nominating Committee have the right, for the purpose of performing their duties, of retaining such outside advisors as the Corporate Governance and Nominating Committee may determine to be necessary.

The Corporate Governance and Nominating Committee met three times in fiscal 2004, and is currently comprised of three independent directors: Messrs. Lydall (chair), Podolsky and Ashcroft.  As Mr. Podolsky is not standing for re-election at the Meeting, it is anticipated that his membership on this committee will be assumed by a director of the Corporation following the Meeting.  Additional disclosure with respect to the Corporate Governance and Nominating Committee is included at Guideline 9 to Schedule "A" of this information circular.

Audit Committee

The Audit Committee has the responsibility of assisting the Board in its oversight functions as they relate to the Corporation’s accounting, financial reporting and internal controls. The Audit Committee, on behalf of the Board, has the responsibility, among other things, for: (a) conducting such discussions and reviews with management and the external auditors relating to the audit and financial reporting as it deems appropriate; (b) assessing the integrity of internal controls and financial reporting procedures and ensuring proper implementation thereof; (c) ensuring an appropriate standard of corporate conduct; (d) reviewing and approving quarterly financial statements and management’s discussion and analysis of the Corporation’s financial position and operating results in relation thereto; (e) reviewing annual financial statements and management’s discussion and analysis of the Corporation’s financial position and operating results in relation thereto, and reporting to the Board thereon (including making recommendations with regard to the approval thereof); (f) selecting and monitoring the independence and performance of the Corporation’s external auditors; and (g) providing oversight to transactions entered into by the Corporation with related parties.

In addition, the Audit Committee’s charter provides for the Committee to be responsible for, among other things, reviewing management’s internal control report and the evaluation thereof by the external auditors; assessing risk minimization strategies of the Corporation; reviewing post-audit or management letters containing recommendations of the external auditors and following up on any identified weaknesses; establishing procedures for the retention and treatment of complaints, and the confidential submission by employees of accounting or auditing concerns; ensuring an appropriate standard of corporate conduct; recommending the appointment and compensation of the external auditors, subject to shareholder approval; reviewing the results of the annual audit with the external auditors, including matters related to the conduct of the audit; approving the compensation paid to the external auditors for both audit and non-audit services; pre-approving all audit and non-audit services provided to the Corporation by the external auditors; monitoring relations between management and the auditors and assuring the independence and objectivity of the auditors.  The members of the Audit Committee have the right, for the purpose of performing their duties, of retaining such special legal, accounting or other consultants or experts as the Audit Committee may determine to be necessary. The Audit Committee shall meet no less frequently than annually with the external auditors and the Chief Financial Officer of the Corporation (or in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters) to review accounting practices, internal controls and such other matters as the Audit Committee deems appropriate.

The Audit Committee is currently comprised of three independent directors: Messrs. Gibson, Ross and Beach.  As Mr. Beach is not standing for re-election at the Meeting, it is anticipated that his membership on this committee will be assumed by Mr. Ronald Gagel.  Additional disclosure with respect to the Audit Committee is included at Guideline 9 to Schedule "A" of this information circular, and in the Audit Committee report contained under the heading "Report of the Audit Committee" in this information circular.

Compensation Committee

The Compensation Committee assists the Board in setting the compensation of directors and senior executives and developing and submitting to the Board recommendations with regard to other employee benefits.  The Compensation Committee is also charged with the responsibility of determining which directors, officers, consultants and employees of the Corporation will participate in long term incentive plans, and the terms of such participation, subject to the powers of the Board, shareholder approval of all stock option plans and receipt of all necessary regulatory approvals.  The Compensation Committee reviews and recommends to the Board on an annual basis the compensation of the President and Chief Executive Officer as well as that of the other senior executives of the Corporation, and reviews and recommends to the Board succession plans for senior executives.  The Compensation Committee also reviews the current and future organizational structure of the Corporation, and makes recommendations to the Board concerning the number and quantum of bonus payments to be made to directors and senior officers of the Corporation, if any.

The compensation arrangements for independent directors are described under "Compensation of Directors" below.  The compensation arrangements for certain specified executive officers of the Corporation are described under "Compensation of Executive Officers" below.

The Compensation Committee is currently comprised of two independent directors: Messrs. Gibson (Chair) and Beach.  Mr. Frank McKenna previously served as a member of the Compensation Committee prior to his resignation effective March 1, 2005 to become the Canadian ambassador to the United States.  In addition, Mr. Beach is not standing for re-election at the Meeting.  Accordingly, it is anticipated that the membership of Messrs. Beach and McKenna on this committee will be assumed by two directors of the Corporation following the Meeting.  Additional disclosure with respect to the Compensation Committee is included at Guideline 9 to Schedule "A" of this information circular.

Safety, Health and Environmental Committee

The Safety, Health and Environmental Committee has responsibility for periodically reviewing the Corporation’s environmental and occupational health and safety policies and standards and, if appropriate, making recommendations to the Board with respect thereto. The Safety, Health and Environmental Committee also has responsibility for reviewing reports and other matters concerning environmental or occupational health and safety issues.  The members of the Safety, Health and Environmental Committee have the right, for the purpose of exercising their authority, to engage such outside resources as it feels are necessary, with the prior approval of the Corporate Governance and Nominating Committee.

In 2003, the Safety, Health and Environmental Committee adopted a Safety, Health and Environmental Policy, a copy of which is available for review on the Corporation’s website, www.fnxmining.com.

The Safety, Health and Environmental Committee is currently comprised of three directors, two of whom are independent:  Messrs. Ashcroft and Cudney are independent directors, and Mr. A.T. MacGibbon, the President and Chief Executive Officer of the Corporation, is considered to be a related director.  Additional disclosure with respect to the Safety, Health and Environmental Committee is included at Guideline 9 to Schedule "A" of this information circular.

Executive Officer Positions and Responsibilities and Lead Director Position

On December 2, 2004, the Board formalized the creation of a Lead Director position and elected John Lydall, an independent director, to serve as Lead Director.  The principal duties and responsibilities of the Lead Director include chairing all executive sessions held by the unrelated directors; reviewing, to the extent appropriate, the matters discussed in such executive sessions with the President and Chief Executive Officer of the Corporation; monitoring and interacting with management in the preparation of the agendas for all Board meetings; and arranging for key issues identified by independent directors to be addressed at one or more Board meetings.

As part of existing procedures, regular executive sessions of the independent directors are held at the end of each Board meeting without management present.  These sessions are chaired by Mr. Lydall, and were held seven times in 2004.  Any unrelated director may, taking into account relevant circumstances and with the approval of the Corporate Governance and Nominating Committee, engage independent advisors at the expense of the Corporation.

Director Recruitment

The maintenance of a diverse, dedicated and highly qualified group of independent and unrelated directors is critical to the functioning and effectiveness of the Board as a whole.  As summarized under the heading "Corporate Governance – Corporate Governance and Nominating Committee" in this information circular, the Corporate Governance and Nominating Committee is charged with identifying, evaluating and recommending director nominees to the Board, as appropriate.  Nominees are assessed based on the criteria which have been developed for director candidates, taking into account the desired size of the Board and the diversity of its composition.  The Corporate Governance and Nominating Committee takes a variety of criteria into consideration in connection with the proposed nomination of new members to the Board, which criteria are intended to result in the selection of candidates who are best able to contribute to the direction of the business, strategies and affairs of the Corporation given the existing composition of the Board.

Disclosure and Shareholder Communications

The Disclosure Committee is a policy-mandated management committee which has responsibility for ensuring the timely, accurate and complete disclosure of all material information made by the Corporation to its shareholders and to the investment community.  The mandate of the Disclosure Committee is to (a) design and establish controls and other procedures to ensure the accurate and timely processing and communication of written information to the securities regulatory authorities, applicable stock exchanges and the investment community; (b) develop a written disclosure policy concerning confidentiality, public disclosure, trading restrictions and blackout periods, monitoring and evaluating the effectiveness of the Corporation’s disclosure controls; and (c) review and supervise the preparation of various disclosure statements by the Corporation.  The Disclosure Committee is required to periodically provide a certification to certain senior officers of the Corporation concerning the compliance of the Disclosure Committee with its policies and procedures, as well as its conclusions as to the effectiveness of the Corporation’s disclosure controls.

The Disclosure Committee has adopted an Insider Trading and Blackout Policy and a Timely Disclosure Policy.  Copies of each of these policies are available for review on the Corporation’s website at www.fnxmining.com.

The Disclosure Committee is currently comprised of Mr. David Constable (chair), Mr. A.T. MacGibbon, Dr. Jim Patterson and Mr. John Ross.  Additional disclosure with respect to the Disclosure Committee is included at Guideline 9 to Schedule "A" of this information circular.

Shareholder/Investor Communications and Feedback

The Corporation has programs in place to effectively communicate with its shareholders, employees and the general public.  The fundamental objectives of these programs is to ensure an open, accessible and timely exchange of information with shareholders, employees and other stakeholders concerning the business, affairs and performance of the Corporation, subject to the requirements of applicable securities laws and other statutory and contractual obligations.  The Disclosure Committee is primarily responsible for developing and monitoring the effectiveness of these programs and policies, and has adopted a Timely Disclosure Policy in this regard which is available at the website of the Corporation at www.fnxmining.com.

Director Attendance

The information set forth below reflects the attendance of each director of the Corporation at each meeting of the Board and the various committees thereof during the fiscal year ended December 31, 2004.

Name	Board of Directors Meetings (7 in total)	Audit Committee Meetings (4 in total)	Compensation Committee Meetings (4 in total)	Safety, Health and Environ-mental Committee Meetings (1 in total)	Corporate Governance and Nominating Committee Meetings (3 in total)
A. Terrance MacGibbon	7	N/A	N/A	1	N/A
Terrence Podolsky	7	N/A	N/A	N/A	3
Donald M. Ross	7	4	N/A	N/A	N/A
Robert D. Cudney	7	N/A	N/A	1	N/A
Wayne G. Beach	7	4	4	N/A	N/A
James W. Ashcroft	7	N/A	N/A	1	3
Frank McKenna(1)	6	N/A	4	N/A	N/A
John Lydall	7	N/A	N/A	N/A	3
J. Duncan Gibson	6	4	4	N/A	N/A

Notes:

(1)

Mr. McKenna resigned as a director effective March 1, 2005 to become the Canadian ambassador to the United States.

Report of the Audit Committee

Financial Reporting

The Audit Committee reviewed and discussed each of the interim financial statements and the audited annual financial statements for the fiscal year ended December 31, 2004 with management, and reviewed and discussed the interim financial statements for the first three quarters in 2004 and the 2004 audited annual financial statements with the auditors of the Corporation.  The Audit Committee approved each of the interim financial statements of the Corporation during fiscal 2004 and recommended to the Board that the 2004 annual statements be approved.

Relevant Education and Experience of Members

The education and experience of each member of the Audit Committee is relevant to the performance of his or her responsibilities on behalf of the Corporation’s shareholders.

In order for directors to be appointed to the Audit Committee, they must demonstrate that they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.  In this regard, the Board has determined that each member of the Audit Committee meets this criteria.  As Mr. Beach is not standing for re-election at the Meeting, it is anticipated that his membership on this committee will be assumed by Mr. Ronald Gagel.  Mr. Gagel is considered to be a financial expert as a result of his designation as a Chartered Accountant, his experience as the Vice-President and Chief Financial Officer of Aur Resources Inc. (1999 to 2004), his previous experience as an auditor with various chartered accountancy firms, and his in-depth knowledge and understanding of financial statements, generally accepted accounting principles, internal accounting controls, and audit committee functions.  See "Particulars of Matters to be Acted Upon – Election of Directors".

Internal Control and Disclosure Control

In 2004, the Audit Committee pre-approved all audit and non-audit services provided by the external auditor, and approved in advance the terms of engagement of the external auditor with respect to the conduct of the annual audit.  In respect of the 2004 fiscal year, the Audit Committee met in camera once with representatives of the external auditor without management present, which meeting was held in the course of the review by the Audit Committee of the 2004 annual financial statements of the Corporation.

During 2004, the Audit Committee discussed with management and the external auditor the acceptability of the Corporation’s accounting principles and practices used in its financial reporting and provided a confidential avenue of communication with the external auditors, internal auditors and financial management. The Audit Committee also received and discussed a presentation from the external auditor confirming their independence.

A copy of the Audit Committee charter is available on the Corporation’s website at www.fnxmining.com.

Financial Whistle Blowing

During 2004, the Board adopted financial whistle blowing procedures regarding questionable accounting, internal accounting controls and audit matters, on a basis that preserved the anonymity of an employee complainant.  A copy of the Whistle Blowing Procedure of the Corporation is available for review on the Corporation’s website at www.fnxmining.com.  All complaints are made to either the Chairman of the Audit Committee or the Chairman of the Corporate Governance and Nominating Committee, and are subsequently investigated and action taken by the Audit Committee, where required.  Any complainant seeking to maintain his or her confidentiality will have his or her anonymity fully protected by the Audit Committee.

The foregoing report is submitted by the Audit Committee:

Duncan Gibson	Donald Ross
Wayne Beach

Composition of Compensation Committee

The members of the Compensation Committee are currently Messrs. Duncan Gibson, and Wayne Beach, with Mr. Gibson acting as Chairman the Compensation Committee.

Report on Executive Compensation

The Corporation’s compensation policy for executive officers is designed to attract, retain and motivate top quality individuals at the executive level who are capable of carrying out the objectives of the Corporation.

The Corporation’s approach to executive compensation has been to provide suitable compensation for executives that is internally equitable, externally competitive and reflects individual achievement.  Considerations include compensation paid to persons occupying similar positions with resource exploration, development and production stage companies of comparable size, the individual’s experience, corporate responsibilities and the achievement of specific annual objectives of the Corporation.  In addition, certain benchmarks are taken into consideration in making determinations as to appropriate compensation.  See "Report on Executive Compensation - Variable Compensation".

The current compensation package of the Corporation consists of salary, bonuses and, over a longer term, benefits arising from the grant of stock options.  To date, compensation of the executive officers of the Corporation has emphasized cash compensation and performance based bonuses to a lesser extent, although such emphasis may change for future years should the Board determine it to be appropriate.  Since January 1, 2002, bonuses totalling an aggregate of $695,000 have been granted to the executive officers, including bonuses totalling $350,000 paid during the fiscal year ended December 31, 2002; $15,000 paid during the fiscal year ended December 31, 2003; and $330,000 paid during the fiscal year ended December 31, 2004.  No stock options were granted to the Named Executive Officers during the fiscal year ended December 31, 2004.  See "Options Grants in the Fiscal Year Ended December 31, 2004" and "Report on Executive Compensation – Stock Option Grants".

In addition to the foregoing, the executive officers of the Corporation are also entitled to receive certain benefits including RRSP matching, extended healthcare, dental coverage, life and disability insurance and vision care.  In addition, Mr. A.T. MacGibbon is provided with a vehicle allowance.  Benefits are maintained at a level that is competitive overall, in relation to other public corporations with similar revenue and which are at a similar stage of development as the Corporation.

The Compensation Committee conducts an annual review of the compensation of the Chief Executive Officer as well as the other executive officers of the Corporation and, where appropriate, recommends adjustments.  As well, the Compensation Committee may recommend the grant of stock options from time to time, the quantum and terms of which are based upon (i) the results of the Compensation Committee’s annual review; and (ii) the number of existing options held by the executive officers in question.  The Compensation Committee relies upon both external studies as well as the knowledge and experience of committee members and other members of the Board of Directors to set appropriate levels of salary and other compensation.  The Compensation Committee also utilizes the services of a consultant, Mercer Human Resource Consulting, to benchmark the compensation packages of senior executives against other public corporations with similar revenue and which are at a similar stage of development as the Corporation.

Base Salaries

The Corporation’s policy regarding base salaries and benefits has traditionally been to establish compensation levels for the Corporation’s executive officers (including the Chief Executive Officer) which fall below those of executive officers performing similar functions for other companies within the mining industry.  Comparisons are made on a basis that recognizes company size and stage of development.  As of the last review by the Compensation Committee, base salaries were generally consistent with this philosophy.

In lieu of higher base salaries, the Corporation seeks to attract and retain its executive officers through bonuses which it believes encourage high levels of performance by linking achievement of specific goals with incentive compensation.  The Compensation Committee believes that this approach best reflects the Corporation’s current size and stage of development.

Variable Compensation

Historically, the Corporation did not offer bonuses as a significant element of its executive compensation package and relied instead on the grant of stock options.  However, commencing with operating results in 2002, this policy was revisited as the Corporation matured beyond the stage of rapid exploration growth, and bonuses totalling $350,000 (comprised of $300,000 awarded in respect of the 2002 financial year and $50,000 awarded in respect of the 2001 financial year), $15,000 and $330,000 were awarded to the executive officers (on an aggregated basis) during the financial years ended December 31, 2002, 2003 and 2004, respectively.  With respect to the bonuses awarded during the financial year ended December 31, 2002, (i) $300,000 was awarded based upon the increased market capitalization of the Corporation from approximately $21.4 million to in excess of $200 million during 2002; and (ii) $50,000 was awarded based upon overall corporate performance in 2001.  In all other cases, the amount of the bonuses was based upon the performance of the Corporation, each individual’s level of responsibility and the attainment of specified performance targets by the Corporation, as follows:

Measures Of Corporate Performance For Variable Compensation

Factor	Description
Financial Targets	Achieve earnings, cash flow and production targets with reference to:
level of profitability
level of cash operating margin per ton of ore produced
strength and liquidity of balance sheet while funding approved exploration budget daily ore production targets
payable pounds of nickel and copper targets
Strategic Quantifiable Targets	maintenance of safe and environmentally responsible operations execution of approved exploration plan, including advancement toward feasibility studies at two key properties maintenance of excellent relationships with key business partners compliance with applicable laws, regulations and advanced corporate governance guidelines ensure quality assurance-quality control practices meet or exceed all industry requirements

The relative importance of the above-noted factors varies with regard to each individual executive to reflect the influence or leverage that the individual executive has with regard to such measure of corporate performance.  In addition to the above, the Corporation also takes into consideration additional factors when reviewing the variable compensation for the President of the Corporation, including whether the budget of the Corporation has been met and relevant schedule requirements for capital expenditure projects.

The Corporation believes that its bonus structure encourages and recognizes high levels of performance by linking achievement of specific goals with variable compensation.

Stock Option Grants

Stock option grants provide the Corporation with a mechanism to link long term executive compensation with the price performance of the Common Shares on the TSX.  The shareholders of the Corporation last approved the stock option plan of the Corporation (the "Plan") on June 9, 2003.  The number of Common Shares currently reserved for issuance under the Plan may not exceed the aggregate of 5,500,000 Common Shares and 2,000,000 Common Shares that were replenished on June 9, 2003 (representing, in the aggregate, approximately 15% of the issued and outstanding Common Shares as of March 31, 2005).  From June 7, 1996 (the date on which the Plan initially received shareholder approval) to March 31, 2005, an aggregate of 6,590,500 options (representing approximately 13% of the issued and outstanding Common Shares as of the date hereof) have been granted and not cancelled or expired pursuant to the Plan, of which 3,732,000 have been exercised.  As of March 31, 2005, an aggregate of 2,858,500 Common Shares (representing approximately 6% of the issued and outstanding Common Shares as of March 31, 2005) are issuable upon exercise of options granted pursuant to the Plan and the Corporation may grant an additional 909,500 options under the Plan (representing approximately 2% of the issued and outstanding Common Shares as of March 31, 2005).

The Plan is designed to attract, motivate and retain directors, officers, key employees and other service providers and to align their interests with those of the Corporation’s shareholders. Participation in the Plan rewards overall corporate performance, as measured through the market value of the Common Shares on the TSX. In addition, the Plan enables executive officers to develop and maintain a significant ownership interest in the Corporation.  However, due to the fact that the Corporation believes that bonuses better encourage high levels of performance by linking achievement of specific goals with incentive compensation at the Corporation’s current stage of development, the Corporation has emphasized compensation in the form of bonuses as opposed to stock options for fiscal 2004.  See "Report on Executive Compensation - Base Salaries" above.

Options may be granted under the Plan by the Board or any committee established for the purpose thereof, only to directors, officers, employees, insiders and other specified service providers.  In the event that any optionee who is a service provider ceases to be a service provider for the Corporation for any reason, the optionee will be entitled to exercise his or her options only within a period of 90 days next succeeding such cessation (subject to extension at the discretion of the Board or committee), but in no event may any options be exercised following the expiry date thereof.  In the event of the death of an optionee during the currency of the optionee’s option, such option may only be exercised within a period of one year succeeding the optionee’s death (subject to extension at the discretion of the Board or committee), up to the expiry date thereof.  The options granted pursuant to the Plan are non-assignable and may be granted for a term not exceeding ten years.  The Plan contains no provision for the transformation of stock options into stock appreciation rights.

The number of Common Shares reserved for issuance to any one person pursuant to the Plan within any one year period may not exceed 5% of the issued and outstanding Common Shares at the date of such grant.  The maximum number of Common Shares which may be reserved for issuance to insiders under the Plan, any other employer stock option plans or options for services, is 10% of the Common Shares issued and outstanding at the time of the grant (on a non-diluted basis).  The maximum number of Common Shares which may be issued to insiders under the Plan, together with any other previously established or proposed share compensation arrangements, within any one year period is 10% of the outstanding issue. The maximum number of Common Shares which may be issued to any one insider and his or her associates under the Plan, together with any other previously established or proposed share compensation arrangements, within a one year period is 5% of the Common Shares outstanding at the time of the grant (on a non-diluted basis).

The exercise price of options granted under the Plan may not be lower than the fair market value of the Common Shares at the time the option is granted.  Unless otherwise agreed to pursuant to employment contracts, options issued under the Plan vest at the discretion of the Board or committee established for the purpose of administering the Plan, as applicable, provided that the number of shares which may be acquired pursuant to the option shall not exceed a specified number or percentage each year during the term of the option.  Since May, 2003, all options granted pursuant to the Plan have vested over a period of time.  Commencing in 2004, the Board established a policy whereby, for each grant of options, 50% of such options will vest twelve months after the date of grant and the remaining 50% will vest 24 months after the date of grant.  Commencing in 2005, the Board established a policy whereby, for each grant of options, 100% of such options will vest in equal instalments over a three year period after the date of grant.

The expected value provided to the directors and senior officers of the Corporation of stock options granted pursuant to the Plan is based on a Black-Scholes valuation of the option and represents a substantial portion of their remuneration package.  These target levels are adjusted based upon various criteria, including:

  the performance of the Corporation;

  the performance of the executive officers and attainment of specified targets;

  the level of responsibility of the executive officers;

  the number of stock options previously issued to the executive officers; and

  the difference between salaries and other compensation which such executive officers receive from the Corporation as compared to that provided by peer group companies.

The Board or committee, as applicable, may at any time amend or terminate the Plan, but where amended, such amendment will be subject to regulatory approval.

Compensation of the President and Chief Executive Officer

Mr. A.T. MacGibbon, the President and Chief Executive Officer of the Corporation, has a current base salary of $375,000, and is eligible to participate in the Plan (see "Report on Executive Compensation - Stock Option Grants" above).  Mr. MacGibbon is also entitled to certain other benefits customary for senior officers, including the provision of an appropriate automobile.

The overall compensation for the President and Chief Executive Officer is determined on the basis of a market comparison of peer group companies. The Corporation’s strategy is to target compensation at a level which falls below that of other companies within the mining industry (taking into consideration comparable company size and stage of development), and suitably recognize performance through variable compensation and long-term incentives.

The President and Chief Executive Officer is also eligible for consideration for variable compensation based upon corporate and individual performance.  See "Report on Executive Compensation - Variable Compensation" above.  In addition, the Corporation also takes into consideration additional factors when reviewing the variable compensation for the President of the Corporation, including whether the budget of the Corporation has been met and relevant schedule requirements for capital expenditure projects.

The foregoing report is submitted by the Compensation Committee:

Duncan Gibson	Wayne Beach

Performance Graph

The following graph and table illustrate the Corporation’s cumulative shareholder return (assuming the re-investment of dividends of which there have been none) based upon a $100 investment from December 31, 1999 to December 31, 2004, compared to the cumulative total shareholder return from a similar investment in the S&P/TSX Composite Index and the Global Industry Classification Standard Precious Metals and Mining Index over the same period.

	December 31, 1999	December 29, 2000	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004
FNX	$100	$130	$593	$2,444	$3,230	$1,919
Metals and Mining	$100	$82	$92	$115	$192	$176
S&P/TSX	$100	$106	$91	$79	$98	$110

Compensation of Executive Officers

The following table sets forth information concerning all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal years ended December 31, 2004, 2003 and 2002 in respect of the individuals who served as the President and Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation during the financial year ended December 31, 2004 (the "Named Executive Officers"). The Corporation had no other executive officers whose total salaries and bonuses exceeded $150,000 during the financial year ended December 31, 2004.

Summary Compensation Table

Name and Title	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
A.T. MacGibbon President, Chief Executive Officer and Director	Dec 31, 2004	375,000	300,000	Nil	Nil	Nil	Nil	Nil
	Dec 31, 2003	200,000	Nil	Nil	660,000	Nil	Nil	Nil
	Dec 31, 2002	200,000(1)	350,000(2)	Nil	645,000	Nil	Nil	Nil
John Ross, Chief Financial Officer	Dec 31, 2004	125,000	Nil	Nil	Nil	Nil	Nil	Nil
	Dec 31, 2003(3)	77,718	Nil	Nil	150,000	Nil	Nil	Nil

Notes:

(1)

Paid to ATM & Associates, Inc. ("ATM"), a management company which is wholly owned by Mr. MacGibbon.

(2)

$50,000 was paid in 2002 as a bonus in respect of the financial year ended December 31, 2001, and $300,000 was paid as a performance bonus in respect of the year ended December 31, 2002 for meeting certain performance targets and goals as set in the Executive Employment Contract.

(3)

Represents total salary paid to Mr. Ross from May 20, 2003 to December 31, 2003.

Option Grants in Fiscal Year Ended December 31, 2004

No stock options were granted to the Named Executive Officers during the fiscal year ended December 31, 2004.

Options Exercised and Aggregates Remaining at Year-End

The following table provides detailed information regarding options exercised by the Named Executive Officers during the fiscal year ended December 31, 2004 and the financial year-end value of unexercised options held by the Named Executive Officers, on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2004		Value of Unexercised In-the-money Options at December 31, 2004
			Exercis-able (#)	Unexer-cisable (#)	Exercis-able ($)	Unexer-cisable ($)
A.T. MacGibbon, President, Chief Executive Officer and Director	Nil	Nil	1,055,000	Nil	71,100(1)	Nil
John Ross, Chief Financial Officer	Nil	Nil	150,000	Nil	Nil	Nil

Notes:

(1)

The value of "in-the-money" options was calculated using the last traded price of the Common Shares on the TSX on December 31, 2004 of $5.18 less the exercise price of "in-the-money" options.  "In-the-money" options are options that can be exercised at a profit (i.e., the market value of the Common Shares is higher than the price at which they can be purchased from the Corporation).

The Corporation did not effect any downward re-pricing of stock options during the fiscal year ended December 31, 2004.

Employment Contracts

The Corporation entered into an agreement (the "Executive Employment Contract") effective January 1, 2003 with Mr. A.T. MacGibbon provided for his appointment as the Chief Executive Officer of the Corporation for the term of the agreement.  The Executive Employment Contract will continue in effect unless terminated in accordance with the provisions thereof by the Corporation or by the Chief Executive as discussed in detail below. The Executive Employment Contract provides for remuneration payable to the Chief Executive of $200,000 per year (the "Annual Fee") and usual benefits available to officers of the Corporation including a suitable motor vehicle. The Annual Fee is subject to review by the Board at least once per year and may be increased as determined by the Board.  On March 31, 2004, the Board determined to increase the Annual Fee to $375,000 retroactive to January 1, 2004.  The Executive Employment Contract also provides for the potential payment of an annual bonus to the Chief Executive in respect of each completed fiscal year of the Corporation, the amount of which is to be determined in the discretion of the Board of Directors.

The Corporation is entitled to terminate the Executive Employment Contract at any time with cause, or upon the death or disability of Mr. MacGibbon. The Executive Employment Contract also provides that the Chief Executive may terminate the Executive Employment Contract upon the provision of 30 days’ prior notice to the Corporation within 180 days of the occurrence of any of the following: (i) the Chief Executive being relieved of his duties as Chief Executive Officer of the Corporation, other than for cause, disability or death; (ii) a material change in the duties performed by the Chief Executive; (iii) a material change in the salary, benefits or other remuneration payable to the Chief Executive (other than bonuses); (iv) a material breach by the Corporation of the provisions of the Executive Employment Contract; or (v) a change of control of the Corporation.  In the event of termination by the Chief Executive for any of the foregoing reasons, the Chief Executive is entitled to a lump sum amount equal to twice the Annual Fee at the time of termination.

As at December 31, 2004, the Corporation was not party to any other executive employment contracts.

Securities Authorized for Issuance Under Equity Compensation Plans

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Corporation as at December 31, 2004.  As of the date hereof, the Plan is the only equity compensation plan of the Corporation.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	2,523,000	$5.60	1,287,500
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,523,000	$5.60	1,287,500

Compensation of Directors

During 2004, directors of the Corporation who were not also officers of the Corporation were entitled to receive directors’ fees of $12,000 per year and $1,000 per Board meeting attended.  Directors were also entitled to receive an annual retainer of $2,000 per committee to which they were appointed, to a maximum of $4,000 annually.  Effective January 1, 2005, these fees were revised to (i) eliminate fees payable for committee membership and attendance at Board meetings; (ii) increase individual directors’ fees to $50,000 per year; (iii) provide for a fee of $20,000 per year payable to the Lead Director of the Corporation; and (iv) provide for a fee of $7,500 per year payable to the chair of the Audit Committee and a fee of $5,000 per year payable to each of the chairs of the other committees of the Board of Directors.  Payment of directors’ and committee fees may be received in cash, Common Shares or DSUs, at the discretion of each director entitled to such fees.

Directors are also entitled to receive compensation to the extent that they provide services to the Corporation at rates that would be charged by such directors for such services to arm’s length parties.  During the financial year ending December 31, 2004, no such fees were paid to any director of the Corporation or any company associated with any director.

Directors are also entitled to participate in the Plan.  As of March 31, 2005, there were 2,858,500 options outstanding pursuant to the Plan, of which 1,880,000 have been granted to current directors and officers of the Corporation.

In addition, effective April 7, 2005, the Board approved a plan (the "DSU Plan") providing for the granting of DSUs to directors as compensation for their services.  If a director elects to receive any of his or her fees in DSUs, he or she must elect to receive a minimum of 25%, or a multiple thereof, of such fees in DSUs.  The number of DSUs received is equal to the amount of fees elected to be received in DSUs, divided by the market value of a Common Share as of the payment date.  Each DSU vests immediately and represents the right of the director to receive, after termination of Board service, a cash payment equal to the value of a Common Share on such date of termination multiplied by the number of DSUs then held.  In the event that a dividend is paid on the Common Shares in the interim, each director who has received DSUs will be allocated additional DSUs equal to the total amount of dividends paid on the number of Common Shares which is equal to the number of DSUs received by such director, divided by the market value of a Common Share as at the dividend payment date.  The Corporation believes that the DSU Plan further aligns the interests of the directors of the Corporation with those of shareholders.  As of April 11, 2005, no DSUs have been granted pursuant to the DSU Plan.

Directors’ and Officers’ Insurance and Indemnification

The Corporation maintains liability insurance for the directors and officers of the Corporation.  The current policy of insurance is in effect until July 17, 2005 and an annual premium of approximately $216,000 has been paid by the Corporation.  No portion of the premium is directly paid by any of the directors or officers of the Corporation.  The aggregate insurance coverage under the policy for both directors and officers is limited to $10,000,000 per event with deductibles ranging from $100,000 (for non-securities based claims) to $250,000 per occurrence for securities-based claims.  No claims have been made or paid to date under such policy.

Indebtedness of Officers and Directors to the Corporation

There is currently no outstanding indebtedness owing to the Corporation or any subsidiary of the Corporation of (i) any director, executive officer, employee; (ii) any former director, executive officer or employee; (iii) any proposed nominee for election as a director; or (iv) any associate of any current or former director, executive officer or proposed nominee for election as a director.

Interest of Informed Persons in Material Transactions

Other than as set forth below, no director, executive officer, shareholder beneficially owning (directly or indirectly) or exercising control or direction over more than 10% of the Common Shares, or proposed nominee for election as a director of the Corporation, and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last completed fiscal year or in any proposed transaction which, in either such case, has materially affected or will materially affect the Corporation or any subsidiary of the Corporation.

The Corporation is the registered holder of 230 common shares and 230,000 special warrants of International Nickel Ventures Inc. ("INVI"), representing approximately 11.04% of all issued and outstanding common shares and special warrants of INVI as of March 31, 2005.  In addition, the Corporation is the registered holder of a promissory note of INVI in the amount of $230,000, which promissory note is non-interest bearing and is payable as may be determined by the board of directors of INVI in their sole discretion.  INVI is a private company incorporated under the laws of Ontario that holds an option to acquire interests in nickel laterite properties located in the Goia state of Brazil.  Mr. A. Terrance MacGibbon, the President and Chief Executive Officer and a director of the Corporation, is also a director of INVI.  In addition, certain directors and officers of the Corporation (or their associates) hold an interest INVI as follows: (i) Ms Cynthia MacGibbon, the spouse of Mr. Terrance MacGibbon, is the registered holder of 100 common shares and 100,000 special warrants of INVI, representing approximately 4.8% of all issued and outstanding common shares and special warrants of INVI as of March 31, 2005, as well as a promissory note of INVI in the amount of $100,000; (ii) Mr. James Patterson, the Vice-President, Exploration of the Corporation, is the registered holder of 57.5 common shares and 57,500 special warrants of INVI, representing approximately 2.76% of all issued and outstanding common shares and special warrants of INVI as of March 31, 2005 as well as a promissory note of INVI in the amount of $57,500; (iii) Mr. James Ashcroft, a director of the Corporation, is the registered holder of 50 common shares and 50,000 special warrants of INVI, representing approximately 2.4% of all issued and outstanding common shares of INVI as of March 31, 2005 as well as a promissory note of INVI in the amount of $50,000; and (iv) Northfield Capital Corporation ("Northfield") is the registered holder of 65 common shares and 65,000 special warrants of INVI, representing approximately 3.12% of all issued and outstanding common shares and special warrants of INVI as of March 31, 2005 as well as a promissory note of INVI in the amount of $65,000.  Mr. Robert Cudney, a director of the Corporation, is also the President, Chief Executive Officer and a director of Northfield and owns approximately 27% of the outstanding shares of Northfield (representing approximately 56% of the votes attaching to all issued and outstanding shares thereof).

In addition to the foregoing, Mr. MacGibbon holds options to acquire 100 common shares and 100,000 special warrants of INVI which, if fully exercised and taken together with the holdings of his spouse, would result in Mr. MacGibbon and his associates holding an aggregate of 200 common shares and 200,000 special warrants of INVI, representing approximately 9.16% of all issued and outstanding common shares and special warrants of INVI on a fully diluted basis as of March 31, 2005, as well as a promissory note of INVI in the amount of $100,000.

All of the promissory notes of INVI held by the aforementioned directors and officers of the Corporation (or their associates) are non-interest bearing and are payable as may be determined by the board of directors of INVI in their sole discretion.

The purchase of the securities and promissory notes of INVI by the Corporation was approved by all of the independent directors of the Corporation.  Further, in accordance with the Code of Ethics adopted by the Board, Mr. MacGibbon’s role as a director of INVI and his investment therein was approved by the Corporate Governance and Nominating Committee.  The interests of Messrs. Patterson, Ashcroft and Cudney (or their respective associates) in INVI are considered to be immaterial and, in particular, are not considered to be significant so as to affect the business judgement of any such individual on behalf of the Corporation.  However, notwithstanding the foregoing, each of Messrs. MacGibbon, Ashcroft and Cudney have each declared their interests in INVI and will abstain from discussing or voting upon any matter concerning INVI which is presented to the Board for discussion or approval.

Particulars of Matters to be Acted On

1.

Financial Statements

The shareholders will receive and consider the audited financial statements of the Corporation for the fiscal year ended December 31, 2004 together with the auditor’s report thereon.

2.

Election of Directors

The articles of the Corporation provide that the Board of Directors may consist of a minimum of three and a maximum of eleven directors, to be elected annually.  Each director will hold office until the next annual meeting of the Corporation or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation.

At the Meeting, shareholders will be asked to elect seven directors to the Board of Directors by voting for or withholding their votes in respect of each of the nominees named below (the "Nominees").  On any ballot that may be called for in the election of directors, the persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled for the Nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the Common Shares be otherwise voted or withheld from voting in respect of the election of directors.  Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for other nominees at their discretion.

The following table provides the names of the Nominees, all positions and offices in the Corporation held by each of them, their respective attendance at director and committee meetings during 2004, the principal occupation or employment of each of them for the past five years and other directorships held, the year in which each was first elected a director of the Corporation and the approximate number of Common Shares that each has advised are beneficially owned (directly or indirectly) or subject to his or her control or direction:

Biography	Shareholdings (1)

A. Terrance MacGibbon of Oakville, Ontario is the President and Chief Executive Officer of the Corporation and has served as a director of the Corporation since 1997.  Mr. MacGibbon holds a B.Sc. in geology from St. Francis Xavier University and is a professional geologist with over 33 years of experience in the mining industry.  Prior to joining the Corporation, Mr. MacGibbon was previously employed for 30 years with Inco Ltd. where he was responsible for directing Inco Ltd’s worldwide exploration activities as Director of Exploration.  Mr. MacGibbon currently also serves as a director of Major Drilling Group International Inc. (TSX:MDI).

Mr. MacGibbon is a member of the Safety, Health and Environmental Committee.  Mr. MacGibbon attended 7 out of 7 directors meetings, and 1 out of 1 meetings of the Safety Health and Environmental Committee in 2004.

Common Shares: 606,000 Options held to purchase Common Shares: 1,055,000

Donald M. Ross(3) of Toronto, Ontario has served as a director of the Corporation since 1984.  Mr. Ross has been involved in the investment industry since 1955 and is Chairman of the Board of Jones, Gable & Company Limited.  Mr. Ross holds a B.A. from the University of Toronto.  Mr. Ross has served on various TSX committees, including the Stock List Committee.  Mr. Ross currently also serves as a director of Ursa Major International Incorporated and Ursa Major Minerals Incorporated (TSXV: UMJ).

Mr. Ross is a member of the Audit Committee.  Mr. Ross attended 7 out of 7 directors meetings and 4 out of 4 meetings of the Audit Committee in 2004.

Common Shares: 219,300 Options held to purchase Common Shares: 30,000

Robert D. Cudney(4) of Toronto, Ontario has served as a director of the Corporation since 1993.  Mr. Cudney is President and Chief Executive Officer of Northfield Capital Corp. (TSXV:YFD.A).  Mr. Cudney holds a B.A. from York University.  Mr. Cudney currently also serves as a director of Guyana Goldfields Inc. (TSX:GUY); Southern Star Resources Inc. (TSXV:SSR); Caspian Energy Inc. (TSX:CEK); Aspen Group Resources Corporation (TSX:ASR); Andina Minerals Inc. (TSXV:ADM); Cimatec Environmental Engineering Inc. (TSXV:CEG); Goldeye Explorations Limited (TSXV:GGY); Northfield Capital Corporation (TSXV:NFDA); PetroFalcon Corporation (TSX:PFC); and Proprietary Industries Inc. (TSX:PPI).

Mr. Cudney is a member of the Safety, Health and Environmental Committee.  Mr. Cudney attended 7 out of 7 directors meetings, and 1 out of 1 meetings of the Safety Health and Environmental Committee in 2004.

Common Shares: 26,900(2) Options held to purchase Common Shares: 200,000

James W. Ashcroft of Sudbury, Ontario has served as a director of the Corporation since 2001.  Mr. Ashcroft is a consulting mining engineer and has over 30 years of experience in the mining industry.  Mr. Ashcroft currently also serves as a director of Guyana Goldfields Inc.(TSX:GUY) and HudBay Minerals Inc. (TSX:HBM).

Mr. Ashcroft is a member of the Safety, Health and Environmental Committee and the Corporate Governance and Nominating Committee.  Mr. Ashcroft attended 7 out of 7 directors meetings, 3 out of 3 meetings of the Corporate Governance and Nominating Committee and 1 out of 1 meetings of the Safety Health and Environmental Committee in 2004.

Common Shares: 50,000 Options held to purchase Common Shares: 50,000

John Lydall of Oakville, Ontario has served as a director of the Corporation since 2003 and was appointed as Lead Director of the Corporation on December 2, 2004.  Mr. Lydall is a retired mining engineer and investment banker who retired as Managing Director of the Mining Investment Banking Group at National Bank Financial in October, 2003. Prior to his appointment as Managing Director of the Mining Investment Banking Group at National Bank Financial, Mr. Lydall held various positions at National Bank Financial and its predecessor company, First Marathon Securities Inc., ranging from mining analyst to senior investment banker.  Mr. Lydall holds a B.Sc. in mining engineering from the University of Nottingham and a M.B.A. from the Cranfield School of Management.  Mr. Lydall currently also serves as a director of Dundee Precious Metals Inc. (TSX:DPM) and Baffinland Iron Mines Corporation (TSXV:BIM).

Mr. Lydall is a member of the Corporate Governance and Nominating Committee.  Mr. Lydall attended 7 out of 7 directors meetings and 3 out of 3 meetings of the Corporate Governance and Nominating Committee in 2004.

Common Shares: 65,000 Options held to purchase Common Shares: 150,000

J. Duncan Gibson of Toronto, Ontario has served as a director of the Corporation since 2003.  Mr. Gibson is a retired bank executive who retired as Vice Chairman of the Commercial Banking Group of a Canadian chartered bank in November, 2001.  His career at a Canadian chartered bank included senior executive positions in Commercial Banking, Wealth Management, Operations and Retail Banking in Canada and in Corporate Banking in the United States.  Mr. Gibson holds a B.Comm. and a M.B.A. degree.  Mr. Gibson currently also serves as a director of West Fraser Timber Co. Ltd. (TSX:WFT).

Mr. Gibson is a member of the Compensation Committee and the Audit Committee.  Mr. Gibson attended 6 out of 7 directors meetings, 4 out of 4 meetings of the Compensation Committee and 4 out of 4 meetings of the Audit Committee in 2004.

Common Shares: 2,000 Options held to purchase Common Shares: 100,000

Ronald P. Gagel of Mississauga, Ontario has served as a director of the Corporation since March 16, 2005.  Mr. Gagel was employed as Vice-President and Chief Financial Officer of Aur Resources Inc. (TSX:AUR) from 1999 to 2004, prior to which he served as Vice-President, Finance of Aur Resources Inc. from 1994 to 1999.  Mr. Gagel was previously employed in several other capacities with Aur Resources Inc. (1988 to 1994), as well as Manager, Financial Institutions Practice with The Coopers & Lybrand Consulting Group (1986 to 1988) and as auditor with several chartered accountancy firms (1979 to 1986).  Mr. Gagel holds a B.Sc. from the University of Western Ontario, a B. Comm. from the University of Windsor and a Chartered Accountant designation from the Institute of Chartered Accountants of Ontario.

Common Shares: Nil Options held to purchase Common Shares: 75,000

Notes

(1)

The information as to Common Shares beneficially owned or over which the Nominees exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective Nominees individually as at April 11, 2005.

(2)

In addition, 1,182,396 Common Shares are also held by Northfield, a public company whose shares trade on the TSX Venture Exchange (NFD.RV.A). Mr. Cudney is the President, Chief Executive Officer and a director of Northfield and owns approximately 27% of the outstanding shares of Northfield representing approximately 56% of the votes attaching to all issued and outstanding shares thereof.

(3)

Mr. D. Ross paid a fine of $7,500 in 2001 for charges of failing to file insider and early warning reports in the province of Alberta, paid a fine of $10,000 in 1991 for charges of failing to properly disclose certain information regarding short sales of securities and paid a fine of $14,000 in 1982 for charges of operating an option account without proper documentation on file.

(4)

Mr. Cudney is a director of Aspen Group Resources Corporation which became subject to a management cease trade order in May, 2003 for failing to file financial statements.  The cease trade order was lifted in July, 2003.

The management representatives named in the attached form of proxy intend to vote the Common Shares represented by such proxy in favour of the election of the directors listed in this information circular unless a shareholder specifies in the proxy that his or her Common Shares are to be withheld from voting in respect of such resolution.

Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ELECTION OF THE DIRECTORS LISTED IN THIS INFORMATION CIRCULAR.

3.

Appointment of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants ("KPMG"), as auditors of the Corporation for the current fiscal year and to authorize the directors to fix their remuneration. KPMG was first appointed as auditor of the Corporation on November 6, 2003, prior to which Smith Nixon & Co. LLP, Chartered Accountants ("Smith Nixon"), acted as auditor of the Corporation from December 20, 2001 until November 6, 2003.  John E. Goodwin, FCA, Chartered Accountant acted as auditor of the Corporation prior to December 20, 2001.

In the past, the directors have negotiated with the auditors of the Corporation on an arm’s length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The directors believe that the fees negotiated in the past with the auditors of the Corporation were reasonable and in the circumstances would be comparable to fees charged by other auditors providing similar services.

From time to time, the Corporation’s auditors also provide consulting and other non-audit services to the Corporation. The aggregate fees billed by the Corporation’s auditors to the Corporation for the fiscal year ended December 31, 2004, were approximately $171,000, which included fees of approximately $97,000 for audit and audit-related services. The remaining fees consisted of approximately $49,000 for review of quarterly financial statements and approximately $25,000 for tax compliance services.  See "Auditor Fees" below.

In order to appoint KPMG as auditors of the Corporation to hold office until the close of the next annual meeting, and authorize the directors to fix the remuneration thereof, a majority of the votes cast at the Meeting must be voted in favour thereof.

The management representatives named in the attached form of proxy intend to vote in favour of the appointment of KPMG as auditors of the Corporation and in favour of authorizing the directors to fix the remuneration of the auditors, unless a shareholder specifies in the proxy that his or her Common Shares are to be withheld from voting in respect of the appointment of auditors and the fixing of their remuneration.

Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS VOTE IN FAVOUR OF THE APPOINTMENT OF KPMG AS AUDITORS OF THE CORPORATION AND IN FAVOUR OF AUTHORIZING THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS.

4.

Approval of Shareholder Rights Plan

At the Meeting, shareholders will be asked to consider and, if thought fit, pass a resolution authorizing the adoption of a shareholder rights plan (the "Shareholder Rights Plan").  Further details concerning the Shareholder Rights Plan are set forth below.

Background

On April 7, 2005, the Board of Directors approved the adoption of the Shareholder Rights Plan. Rights (as defined below) will be issued on April 18, 2005, but the Shareholder Rights Plan is subject to approval by the shareholders of the Corporation at the Meeting.  Shareholders will be asked to consider and, if deemed advisable, to approve the Shareholder Rights Plan and the issuance of all Rights (defined below) issued pursuant to the Shareholder Rights Plan. The Shareholder Rights Plan has a term of three years and will expire at the close of the annual meeting of the Corporation in 2008, unless it is reconfirmed at such meeting or it is otherwise terminated in accordance with its terms. Approval of the Shareholder Rights Plan by shareholders is required by the TSX and the American Stock Exchange.  The Shareholder Rights Plan is similar to plans adopted recently by several other Canadian issuers and approved by their securityholders.

A copy of the shareholder rights plan agreement dated as of April 8, 2005 between the Corporation and CIBC Mellon Trust Company, which gives effect to the Shareholder Rights Plan (the "Rights Agreement"), is available on SEDAR at www.sedar.com and will also be made available upon request by contacting the Vice-President, Investor Relations and Corporate Affairs of the Corporation.

Objectives of the Shareholder Rights Plan

The fundamental objectives of the Shareholder Rights Plan are to provide adequate time for the Board of Directors and shareholders to assess an unsolicited take-over bid for the Corporation, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid.

The Shareholder Rights Plan encourages a potential acquiror who makes a take-over bid to proceed either by way of a "Permitted Bid" (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors. If a take-over bid fails to meet these minimum standards and the Shareholder Rights Plan is not waived by the Board of Directors, the Shareholder Rights Plan provides that holders of Common Shares, other than the acquiror, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the person acquiring Common Shares to substantial dilution of its holdings.

Currently, the Board of Directors is not aware of any pending or threatened take-over bid for the Corporation.

In adopting the Shareholder Rights Plan, the Board of Directors considered the existing legislative framework governing take-over bids in Canada. The Board of Directors believes such legislation currently does not provide sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision with respect to a take-over bid or give the Board of Directors sufficient time to develop alternatives for maximizing shareholder value. Shareholders also may feel compelled to tender to a take-over bid even if the shareholder considers such bid to be inadequate out of a concern that failing to tender may result in a shareholder being left with illiquid or minority-discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all the Common Shares of the Corporation where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. Finally, while existing securities legislation has addressed many concerns related to unequal treatment of securityholders, there remains the possibility that control of an issuer may be acquired pursuant to private agreements in which a small group of securityholders disposes of securities at a premium to market price, which premium is not shared with the other securityholders.

It is not the intention of the Board of Directors in recommending the confirmation and ratification of the Shareholder Rights Plan to either secure the continuance of the directors or management of the Corporation or to preclude a take-over bid for control of the Corporation. The Shareholder Rights Plan provides that shareholders could tender to take-over bids as long as they meet the Permitted Bid criteria. Furthermore, even in the context of a take-over bid that does not meet the Permitted Bid criteria, the Board of Directors is always bound by its fiduciary duty to consider any take-over bid for the Corporation and consider whether or not it should waive the application of the Shareholder Rights Plan in respect of such bid. In discharging such responsibility, the Board of Directors will be obligated to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

A number of recent decisions rendered by the Canadian securities regulators relating to rights plans have concluded that a board faced with an unsolicited take-over bid will not be permitted to maintain a rights plan indefinitely to prevent the successful completion of the bid, but only for so long as the board is actively seeking alternatives to the bid and there is a reasonable possibility that, given additional time, a value maximizing alternative will be developed. The Corporation’s Shareholder Rights Plan does not preclude any shareholder from utilizing the proxy rules to promote a change in the management or direction of the Corporation, and will have no effect on the rights of holders of the Corporation’s Common Shares to requisition a meeting of shareholders in accordance with applicable rules.

In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had rights plans. The Board of Directors believes this demonstrates that the existence of a rights plan does not prevent the making of an unsolicited bid. Further, in a number of these cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that the Corporation’s Shareholder Rights Plan would serve to bring about a similar result.

The Shareholder Rights Plan is not expected to interfere with the day-to-day operations of the Corporation. The issuance of the Rights will not in any way alter the financial condition of the Corporation, impede its business plans, or alter its financial statements. In addition, the Shareholder Rights Plan is initially not dilutive. However, if a "Flip-in Event" (described below) occurs and the Rights separate from the Common Shares as described below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Summary of Shareholder Rights Plan

The following is a summary of the principal terms of the Shareholder Rights Plan which is qualified in its entirety by reference to the text of the Rights Agreement.

(i)

Effective Date

The effective date for the issuance of Rights (as defined below) under the Shareholder Rights Plan is April 18, 2005 (the "Effective Date").

(ii)

Term

Subject to the approval by Independent Shareholders (as defined below) at the Meeting, as set forth herein, the Rights Agreement and the Rights issued thereunder will expire at the close of the annual meeting of the Corporation in 2008, unless the Rights Agreement is reconfirmed at such meeting or otherwise terminated in accordance with its terms.

(iii)

Issue of Rights

One right (a "Right") will be issued and attached to each Common Share outstanding on the Effective Date and will attach to each Common Share subsequently issued.

(iv)

Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable 10 trading days (the "Separation Time") after a person has acquired, or commences a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Shareholder Rights Plan (a "Permitted Bid").  The exercise price is $100 per Common Share, subject to anti-dilution adjustments.  The acquisition by any person (an "Acquiring Person") of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $200 worth of Common Shares for $100, subject to anti-dilution adjustments.

(v)

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares issued from and after the Effective Date and are not to be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate certificates that will be transferable and traded separately from the Common Shares.

(vi)

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(A)

the take-over bid must be made by way of a take-over bid circular;

(B)

the take-over bid must be made to all shareholders, other than the bidder;

(C)

the take-over bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the Common Shares held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the take-over bid and not withdrawn;

(D)

if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional 10 days from the date of such public announcement;

(E)

the take-over bid must permit Common Shares to be deposited pursuant to the take-over bid, unless such take-over bid is withdrawn, at any time prior to the date Common Shares are first taken up and paid for; and

(F)

the take-over bid must provide that any Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for.

A Permitted Bid need not be a bid for all outstanding Common Shares not held by the bidder, i.e., a Permitted Bid may be a partial bid.

The Shareholder Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that a Competing Permitted Bid is only required to remain open until a date that is not earlier than the later of 35 days after the Competing Permitted Bid is made and 60 days after the date of the earliest Permitted Bid that is in existence when the Competing Permitted Bid is made.

(vii)

Waiver

The Board of Directors may, prior to the occurrence of a Flip-in Event which has not been waived, waive the application of the Shareholder Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the take-over bid is made by a take-over bid circular to all the holders of Common Shares. Where the Board of Directors exercises this waiver power in respect of a take-over bid, the waiver will also be deemed to apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of Common Shares prior to the expiry of any bid in respect of which the Shareholder Rights Plan has been waived or deemed to have been waived.

(viii)

Redemption

Prior to the occurrence of a Flip-in Event which has not been waived, the Board of Directors, with the approval of a majority of the votes cast by Independent Shareholders (or by the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.00001 per Right.  Rights will be deemed to be redeemed by the Board of Directors without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition in respect of which the Board of Directors has waived, or is deemed to have waived, the application of the Shareholder Rights Plan.

(ix)

Amendment

The Board of Directors may amend the Shareholder Rights Plan with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board of Directors may, without such approval, correct clerical or typographical errors and, subject to approval by a majority of the votes cast by Independent Shareholders voting in person or by proxy at the next meeting of the shareholders (or by holders of Rights, as the case may be), may make amendments to the Shareholder Rights Plan to maintain its validity due to changes in applicable laws or a decision of a court or regulatory authority.

(x)

Board of Directors

The Shareholder Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders. The Board of Directors, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

(xi)

Exemptions for Fund Managers, etc.

Mutual fund and investment fund managers, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Resolution Approving the Shareholder Rights Plan

The text of the resolution approving the Shareholder Rights Plan to be put before shareholders at the Meeting is set out in Schedule "C" hereto.  The resolution must be passed by a majority of the votes cast by the Independent Shareholders present or represented by proxy at the Meeting.

The persons named in the enclosed form of proxy intend to vote the Common Shares represented by such proxy in favour of the resolution approving the Shareholder Rights Plan unless a shareholder specifies in the proxy that his or her Common Shares are to be voted against such resolution.

Directors’ Recommendation

FOR THE REASONS INDICATED ABOVE, THE BOARD OF DIRECTORS AND MANAGEMENT OF THE CORPORATION BELIEVE THAT THE SHAREHOLDER RIGHTS PLAN IS IN THE BEST INTEREST OF THE CORPORATION AND ITS SHAREHOLDERS AND, ACCORDINGLY, UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS VOTE FOR THE SHAREHOLDER RIGHTS PLAN. IF THE SHAREHOLDER RIGHTS PLAN IS NOT APPROVED BY A MAJORITY OF THE VOTES CAST AT THE MEETING BY INDEPENDENT SHAREHOLDERS VOTING IN PERSON OR BY PROXY, IT WILL CEASE TO BE OF ANY FORCE OR EFFECT.

Auditor Fees

The following chart summarizes the aggregate fees billed by the external auditors of the Corporation for professional services rendered to the Corporation during the fiscal years ended December 31, 2004 and 2003 for audit and non-audit related services:

Type of Work	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003(1)
Audit fees(2)	$97,000	$101,000(3)
Audit-related fees(4)	$49,000	$23,000(5)
Tax advisory fees(6)	$25,000	$9,000(7)
All other fees	$Nil	$Nil
Total	$171,000	$82,000

Notes

(1)

KPMG was first appointed as auditor of the Corporation on November 6, 2003, prior to which Smith Nixon acted as auditor of the Corporation from December 20, 2001 until November 6, 2003.

(2)

Aggregate fees billed for the Corporation’s annual financial statements and services normally provided by the auditor in connection with the Corporation’s statutory and regulatory filings.

(3)

Comprised of $76,000 billed to the Corporation by KPMG and $25,000 billed to the Corporation by Smith Nixon.

(4)

Aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as "Audit fees", including: assistance with aspects of tax accounting, attest services not required by state or regulation and consultation regarding financial accounting and reporting standards.

(5)

Billed to the Corporation by Smith Nixon.

(6)

Aggregate fees billed for tax compliance, advice, planning and assistance with tax for specific transactions.

(7)

Comprised of $6,000 billed to the Corporation by KPMG and $3,000 billed to the Corporation by Smith Nixon.

Additional Information

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2004.  The Corporation will provide to any person, upon request to the Corporate Secretary of the Corporation,

(a)

a copy of: the Corporation’s current annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference;

(b)

the Corporation’s annual financial statements for the year ended December 31, 2004, together with the accompanying report of the auditor thereon;

(c)

Management’s Discussion and Analysis with regard to the annual financial statements of the Corporation for the year ended December 31, 2004; and

(d)

this information circular;

provided that the Corporation will require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.  Written requests for a copy of the foregoing documents should be directed to the Vice President Investor Relations and Corporate Affairs of the Corporation at FNX Mining Company Inc., 55 University Avenue, 7th Floor, Toronto, ON  M5J 2H7.

Directors’ Approval

The contents and sending of this information circular have been approved by the directors of the Corporation.

DATED as of the 11th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS
(signed)
A.T. MacGibbon President and Chief Executive Officer

SCHEDULE "A"

FNX Mining Company Inc. -
Statement of Corporate Governance Practices

The Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation.  The TSX has set out a series of guidelines for effective corporate governance (the "TSX Guidelines"). The TSX Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The TSX requires the disclosure by each listed corporation of its approach to corporate governance with reference to the TSX Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

In connection with the on-going evolution of corporate governance best practices, the Corporate Governance and Nominating Committee has undertaken a number of initiatives in 2004, including:

  a review and adoption of formal charter documents for the Board and the various committees of the Board;

  the appointment of a Lead Director who is an unrelated and outside director and the adoption of a mandate and role for such Lead Director;

  a policy mandating in camera sessions of the independent and unrelated directors;

  the adoption of formal whistle blowing procedures and an insider trading policy;

  a review and adoption of a formal code of ethics for the Corporation and the directors and officers thereof; and

  a consideration of an appropriate policy and process relating to other internal disclosure controls and procedures.

The Board is committed to pursuing its objective of continuously improving corporate governance practices and intends to implement changes to its practices where appropriate.

Set out below is a description of the Corporation’s approach to corporate governance in relation to the TSX Guidelines.

Guideline 1

The Board of Directors should explicitly assume responsibility for stewardship of the Corporation.

Does FNX Align:

Yes

Comment:

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation. The Board of Directors has plenary power (that is, any responsibility which is not delegated to senior management or to committees of the Board of Directors remains with the Board of Directors) and, as part of its overall stewardship responsibility, assumes responsibility for the following matters:

(i)

Adoption of a Strategic Planning Process

The Board of Directors is charged with taking an early, active and direct role in the strategic planning process, including considering such matters as acquisitions of properties, divestitures of properties, financing and public relations. Management is responsible for the day-to-day operations of the Corporation, however, the Board of Directors takes an active role in reviewing projects and statements of corporate direction with supporting plans for implementation on a regular basis.  In addition, the Board of Directors monitors the success of management in implementing and adhering to approved objectives, budgets and strategies.

(ii)

Identification of the Principal Risks associated with the Corporation’s Business and Ensuring the Implementation of Appropriate Systems to Manage These Risks

Mineral production, development and exploration are inherently unpredictable.  Future metal prices, the success of exploration, development and production programs and other property transactions can have a significant impact on capital requirements.

The Board of Directors has identified the principal risks of the Corporation to be the price of various metals in the international markets and the affect those prices have on the ability of the Corporation to raise the financing required to carry out its exploration, development and production activities and the success of the Corporation’s exploration, development and production activities.

The Board of Directors has assigned the responsibility for monitoring these risks to the Chief Executive Officer of the Corporation.  The Board reviews all activities of the Chief Executive Officer regularly at meetings of the Board.

A number of other specific risks such as financial controls and environmental, health and safety risks are reviewed periodically at regularly scheduled meetings of the Audit Committee and the Safety, Health and Environmental Committee, respectively.  The relevant committee then reports to the Board as a whole.

(iii)

Succession Planning Including Appointing, Training and Monitoring Senior Management

The Board of Directors makes all senior officer appointments. The Compensation Committee monitors their performance and is responsible for succession planning and management development.

(iv)

A Communications Policy for the Corporation

The Disclosure Committee (which is a management committee of the Corporation) has adopted a Timely Disclosure Policy which requires the Corporation to disseminate the material results of its ongoing business, production, development and exploration activities and financial operations on a regular and timely basis.  David Constable, the Corporation’s Vice President Investor Relations and Corporate Affairs chairs the Disclosure Committee and is responsible for the Corporation’s investor relations activities and all communications with and from shareholders.  The other members of the Disclosure Committee are Mr. A.T. MacGibbon, Dr. Jim Patterson and Mr. John Ross.  Dr. Patterson is a "qualified person" within the meaning of National Instrument 43-101 of the Canadian Securities Administrators and is considered to be a key member of the Disclosure Committee.  Most of the Corporation’s communications with its shareholders are reviewed by the Board of Directors and/or the Disclosure Committee, including annual financial statements, annual reports, management’s discussion and analysis of operating results, quarterly results and management’s comments thereon, and proxy solicitation materials. Press releases relating to material changes (except for periodic press releases on exploration results, whether material or not) are also reviewed by the Board of Directors and Disclosure Committee.

In addition, the Corporation, through its Vice-President Investor Relations and Corporate Affairs, provides shareholders with various communication channels such as the corporate website, a general inquiry number and an electronic mail address to ensure that shareholders’ feedback and concerns are adequately received and addressed by the Corporation.

(v)

The Integrity of the Corporation’s Internal Control and Management Information Systems

The Audit Committee has been mandated to review with management the Corporation’s internal control and management information systems. The Audit Committee meets with the Corporation’s external auditors no less frequently than annually to assess the integrity of the Corporation’s internal control systems.

Guidelines 2 and 3

A majority of the directors should be "unrelated" directors.

Does FNX Align:

Yes

Comment:

The Board is currently comprised of nine directors.  The Board believes that there are currently eight "unrelated" directors and one "related" director within the meaning of the TSX Guidelines.  One "unrelated" director, Mr. Frank McKenna, resigned effective March 1, 2005 to become the Canadian ambassador to the United States, and Mr. Ronald Gagel was appointed as a new director on March 16, 2005.  Mr. Gagel is also considered to be an "unrelated" director.  Two of the other individuals currently serving as "unrelated" directors of the Corporation, Messrs. Podolsky and Beach, are not standing for re-election.

Pursuant to the TSX Guidelines, an "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings.  Based on this definition, all of the directors of the Corporation are "unrelated" directors except for A.T. MacGibbon who is considered to be a "related" director as he is the President and Chief Executive Officer of the Corporation.  The basis for this determination is that, since the beginning of the fiscal year ended December 31, 2004, none of the unrelated directors have worked for the Corporation, received remuneration from the Corporation or had material contracts with or material interests in the Corporation which could interfere with their respective ability to act with a view to the best interests of the Corporation.  This assessment is determined through an annual process whereby each of the directors is required to complete an annual questionnaire disclosing the particulars of their external affiliations, business or family relationships, transactions and interests, including potential conflicts of interest, which could impact upon the director’s independence.

The TSX Guidelines makes an informal distinction between inside and outside directors. The TSX Guidelines considers an inside director to be a director who is an officer or employee of the Corporation or any of its affiliates. Each of the named "unrelated" directors are also considered to be "outside" directors of the Corporation by virtue of the fact they are not officers or employees of the Corporation.

Guideline 4

The Board of Directors should appoint a nominating committee composed exclusively of outside directors with responsibility for proposing new nominees to the Board and assessing directors on an ongoing basis.

Does FNX Align:

Yes

Comment:

The Corporate Governance and Nominating Committee is charged with the responsibility of identifying and proposing nominees for the Board. Nominations are generally the result of recruitment efforts by members of the Corporate Governance and Nominating Committee and informal and formal discussions with members of the Board of Directors. Nominees are assessed based on the criteria which have been developed for director candidates, taking into account the desired size of the Board and the diversity of its composition.

At the present time, the Corporate Governance and Nominating Committee is constituted with three outside and unrelated directors.  The Corporate Governance and Nominating Committee will be reconstituted following the Meeting as one of the individuals currently serving on the Corporate Governance and Nominating Committee is not standing for re-election.

Guideline 5

The Board of Directors should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors.

Does FNX Align:

Yes

Comment:

The Corporate Governance and Nominating Committee is charged with the responsibility of performing an annual evaluation of the effectiveness of the Board as a whole, the Audit Committee, the Compensation Committee, the Safety, Health and Environmental Committee and the Corporate Governance and Nominating Committee, as well as the contribution and effectiveness of individual directors. See "Guideline 9" for further details regarding these committees.

The Corporation should provide an education and orientation program for new members of the Board of Directors.

Does FNX Align:

Yes

Comment:

The Corporation has a formal orientation and education program for new members of the Board of Directors in order to ensure that new directors are familiarized with the Corporation’s business and the procedures of the Board of Directors. In addition, new directors are taken on site visits to the properties of the Corporation, and receive copies of Board material and other material regarding the business and operations of the Corporation (including the Board mandate, committee charters, recent annual reports, annual information forms, proxy solicitation materials and various other operating, property and budget reports) and are encouraged to visit and meet with management on a regular basis.  The Chief Executive Officer of the Corporation has assumed primary responsibility for overseeing the orientation and education of new members of the Board.

Guideline 7

The Board of Directors should examine its size to ensure that it facilitates effective decision making.

Does FNX Align:

Yes

Comment:

The Corporate Governance and Nominating Committee is charged with the responsibility of considering the number of directors of the Corporation on a regular basis, and makes recommendations to the Board of Directors each year as to the number of directors to be elected at each annual meeting of shareholders. In determining its appropriate size, the Corporate Governance and Nominating Committee and the Board of Directors consider such matters as what is the appropriate size to properly administer the affairs of the Corporation while maintaining a diversity of views and experience. The Board of Directors has considered its present size and has determined that at this time seven members is appropriate to effectively carry out the duties of the Board of Directors given the Corporation’s current status. Seven nominees are proposed for election to the Board at the Meeting.

Guideline 8

The Board should review the adequacy and form of compensation of directors to ensure that it reflects the responsibilities and risks involved.

Does FNX Align:

Yes

Comment:

Currently, the directors who are not officers of the Corporation are entitled to receive director’s fees of $50,000 per year.  In addition, the Lead Director of the Corporation will receive an additional $20,000; the chair of the Audit Committee will receive an additional $7,500; and the chairs of the other committees of the Board of Directors will receive an additional $5,000.  Payment of directors’ fees may be received in cash, Common Shares or DSUs, at the discretion of each director entitled to such fees.  If a director elects to receive any of his or her fees in DSUs, he or she must elect to receive a minimum of 25%, or a multiple thereof, of such fees in DSUs.  Directors are also entitled to participate in the Plan and to reimbursement for expenses incurred in attending directors’ and shareholders’ meetings. The Compensation Committee will periodically review and recommend to the Board the compensation to be paid to directors based on such factors as time commitment, comparative fees paid by other companies in the industry in North America, level of responsibility and the Corporation’s current position as an emerging producing company that is starting to receive regular revenues from operations.

Generally, the Board of Directors meets a minimum of four times each year. In addition, the Board of Directors meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to wait for a regularly scheduled quarterly meeting.

Guideline 9

Committees of the Board of Directors should be composed of outside directors, a majority of whom are unrelated.

Does FNX Align:

Yes

Comment:

The Board of Directors currently has four committees: the Audit Committee, the Compensation Committee, the Safety, Health and Environment Committee and the Corporate Governance and Nominating Committee. Each of the committees is entirely comprised of outside and unrelated directors except for the Safety, Health and Environment Committee of which Mr. MacGibbon, a related and inside director, is a member. The functions of a nominating committee are performed by the Corporate Governance and Nominating Committee. From time to time, the Board of Directors will form ad hoc committees to consider specific transactions comprised of persons unrelated to the transaction.

Each of the Corporate Governance and Nominating Committee, Compensation Committee and Audit Committee will be reconstituted following the Meeting as certain members of each such committees are not standing for re-election to the Board of Directors.

A description of each of the committees of the Board of Directors is set forth below:

  the Audit Committee, comprised of Messrs. Gibson, Ross and Beach, has assumed responsibility for reviewing the Corporation’s financial reporting and monitoring the Corporation’s internal controls and financial information systems (see Guideline 13 for a more detailed description of the Audit Committee’s responsibilities);

  the Compensation Committee, currently comprised of Messrs. Beach and Gibson, has assumed responsibility for: annually reviewing, approving and recommending to the Board the remuneration of directors and senior officers of the Corporation, and submitting recommendations to the Board regarding other benefits; considering and making recommendations to the Board concerning the terms of employment of senior officers of the Corporation; and making recommendations to the Board concerning grants of options pursuant to the Plan;

  the Safety, Health and Environmental Committee, comprised of Messrs. Ashcroft, Cudney and MacGibbon, has assumed responsibility for: reviewing and recommending to the Board changes in environmental and occupational health and safety policies and standards; reviewing such reports or other matters concerning environmental and occupational health and safety issues as may be appropriate; and monitoring compliance with environmental and occupational health and safety policies and standards; and

  the Corporation Governance and Nominating Committee, comprised of Messrs. Lydall, Podolsky and Ashcroft, has assumed responsibility for:  approving and monitoring all related party transactions; implementing structures where necessary to ensure that directors can function independently of management; identifying new nominees to the Board of Directors; responding to and, if appropriate, authorizing requests by individual directors to engage outside advisors at the expense of the Corporation; and performing an annual evaluation of the effectiveness of the Board as a whole, its committees and the contributions of individual directors.

Each of the committees of the Board of Directors has adopted a charter, all of which are available for review on the Corporation’s website at www.fnxmining.com.

In addition, the Corporation has a Disclosure Committee which is a management committee comprised of Mr. David Constable (chair), Mr. A.T. MacGibbon, Dr. Jim Patterson and Mr. John Ross.  The Disclosure Committee has assumed responsibility for: establishing and monitoring the effectiveness and integrity of the Corporation’s disclosure controls; reviewing and supervising the preparation of various disclosure statements by the Corporation; and developing a written disclosure policy that includes a framework for confidentiality, trading restrictions and blackout periods.

Guideline 10

The Board of Directors should assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues.

Does FNX Align:

Yes

Comment:

The Board of Directors has assigned responsibility for the Corporation’s approach to corporate governance issues to the Corporate Governance and Nominating Committee.  The Corporate Governance and Nominating Committee is continually reviewing the Corporation’s corporate governance matters to ensure continued compliance and a "best practices" approach with regard to evolving stock exchange rules and applicable laws.

In 2004, the Corporate Governance and Nominating Committee participated, together with the Board and its other committees, in the establishment of charters for all committees, a formal Board mandate, and a review of the Corporation’s practices in the context of evolving corporate governance guidelines (including, as noted above, proposed NI-58-201).

Guideline 11

The Board of Directors and the Chief Executive Officer together should develop position descriptions for the Board of Directors and the Chief Executive Officer, involving the definition of the limits to management’s responsibilities. In addition, the Board of Directors should approve or develop corporate objectives which the Chief Executive Officer is responsible for meeting.

Does FNX Align:

Yes

Comment:

In 2004, the Board of Directors adopted a formal mandate setting forth its responsibilities, including its primary responsibility for the development and adoption of a strategic direction for the Corporation.  Further, in addition to those matters which must be approved by the Board of Directors by law, significant business activities and actions proposed to be taken by the Corporation are subject to approval by the Board of Directors.

The Board is primarily responsible for, among other things, monitoring corporate performance against strategic and business plans, reviewing risk management, ensuring the integrity of internal controls and the appropriateness of corporate conduct, approving annual financial statements and management’s discussion and analysis thereon, establishing and reviewing the Corporation’s dividend policy, approving compensation matters and material transactions which are not in the ordinary course of business, succession planning, and for assessing its own effectiveness.  The Board may delegate to a Board committee matters which the Board is responsible for, but the Board retains oversight and ultimate responsibility for delegated responsibilities.

The Compensation Committee is charged with the responsibility of reviewing the goals and objectives of the Chief Executive Officer for the upcoming year, and to provide an appraisal of the performance of the Chief Executive Officer in consideration thereof at the end of each year.

Guideline 12

The Board of Directors should have appropriate structures and procedures to ensure that it can function independently of management.

Does FNX Align:

Yes

Comment:

In order to ensure that the Board of Directors can function independently of management, the unrelated directors of the Board have implemented a practice to meet separately from the related director at the end of each regular Board meeting.  The directors have recently appointed Mr. John Lydall, an unrelated director, as Lead Director to chair all such meetings.

In addition, the Corporate Governance and Nominating Committee reviews the Board’s procedures on an ongoing basis to ensure that it can function independently of management.

Guideline 13

The Audit Committee of the Board of Directors should be comprised only of outside directors. The Audit Committee should have direct communication channels with external auditors.

Does FNX Align:

Yes

Comment:

The Audit Committee currently consists of three directors, Messrs. Gibson, Ross and Beach, each of whom is an outside and unrelated director.  The Audit Committee will be reconstituted following the Meeting as Mr. Beach is not standing for re-election.  All members of the Audit Committee are financially literate, which includes the ability to read and understand the Corporation’s financial statements; however, none of the members of the Audit Committee has accounting expertise. The Audit Committee meets on at least a quarterly basis, and meets on at least an annual basis with the Corporation’s external auditors and Chief Financial Officer for the express purpose of reviewing the Corporation’s internal controls, accounting practices and such other matters as may be appropriate.  In 2004, the Audit Committee met four times, met with the Corporation’s external auditor three times and met with the Chief Financial Officer four times.  The Audit Committee also reviews and recommends to the Board the appointment and compensation of the auditors, and pre-approves all audit and non-audit related services provided by the auditors.  Mr. Gibson also currently serves on the audit committee of West Fraser Timber Co. Ltd. and Mr. Beach also currently serves on the audit committee of RNC Gold Inc., Vedron Gold Inc. and Gold Summit Corporation.

The Board has adopted a charter for the Audit Committee which sets out the roles and responsibilities of the committee.  These roles and responsibilities are designed to provide appropriate guidance to Audit Committee members as to their duties.  A brief description of the duties of the Audit Committee is set out under the heading "Corporate Governance – Audit Committee" in the information circular of the Corporation attached hereto.  The report of the Audit Committee is contained under the heading "Report of the Audit Committee" in the information circular.

Guideline 14

The Board of Directors should implement a system which enables individual directors to engage outside advisors at the Corporation’s expense, in appropriate circumstances.

Does FNX Align:

Yes

Comment:

Individual directors may engage outside advisors at the Corporation’s expense and with the authorization of the Corporate Governance and Nominating Committee in order to provide advice to the director for the purpose of assisting the director in performing his duties as a director of the Corporation.

The Board of Directors may at any time engage outside advisors at the expense of the Corporation.  The Audit Committee and Corporate Governance and Nominating Committee may each engage outside advisors at the Corporation’s expense without any further authorization.  The Compensation Committee and the Safety, Health and Environmental Committee may each engage outside advisors with the consent of the Corporate Governance and Nominating Committee

SCHEDULE "B"

FNX Mining Company Inc. -
Statement on Proposed CSA Governance Standards

On October 29, 2004, the Canadian Securities Administrators published for comment NI 58-201.  The corporate governance requirements proposed by NI 58-201 are still preliminary and not yet in force.  However, in light of these recent developments, the Board approved a number of corporate governance initiatives in 2004 to enhance and promote its commitment to good corporate governance.  Furthermore, the Corporation has adopted the proposed requirements of NI 58-201 on a voluntary basis as it wishes to provide better information to shareholders and to continually enhance and improve its corporate governance regime.

The following table sets forth the details of the Corporation’s voluntary adherence to the corporate governance standards proposed by NI 58-201.

CSA Proposed Standard 1

The Board of Directors should have a majority of independent directors.  The chair of the Board should be an independent director.  Where this is not appropriate, an independent director should be appointed to act as "lead director".

Comment:

NI 58-201 determines a director to be "independent" if he or she has no direct or indirect material interest with the Corporation which could, in the view of the Board of Directors, reasonably interfere with the exercise of the independent judgement of such director.  Based on this definition, all of the directors of the Corporation are "independent" directors except for A.T. MacGibbon as he is the President and Chief Executive Officer of the Corporation.  The basis for this determination is that, since the beginning of the fiscal year ended December 31, 2004, none of the independent directors have worked for the Corporation, received remuneration from the Corporation or had material contracts with or material interests in the Corporation which could interfere with their respective abilities to exercise independent judgement.  This assessment is determined through an annual process whereby each of the directors is required to complete an annual questionnaire disclosing the particulars of their external affiliations, business or family relationships, transactions and interests, including potential conflicts of interest, which could impact upon the director’s independence.

The Corporation recently appointed John Lydall, an independent director, as Lead Director.  The Corporation does not currently have a Chairperson.  As Lead Director, Mr. Lydall chairs all meetings of the independent directors.

CSA Proposed Standard 2

The independent directors should hold regularly scheduled meetings at which members of management are not in attendance.

Comment:

At the end of each meeting of the Board of Directors, there is an in camera meetings of the independent directors without the attendance of the President and Chief Executive Officer or any other members of management (other than where such persons are invited to attend by invitation of the independent directors).

CSA Proposed Standard 3

The Board of Directors should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the Corporation, including responsibility for (a) ensuring the integrity of the executive officers of the Corporation; (b) adopting a strategic planning process and approving a strategic plan annually; (c) risk management; (d) succession planning; (e) adopting a communication policy; (f) internal control and management information systems; and (g) corporate governance.  The mandate should also set out (i) measures for receiving feedback from shareholders; and (ii) expectations and responsibilities of directors.

Comment:

In 2004, the Board adopted a formal written mandate pursuant to which it assumed responsibility for (a) ensuring the integrity of the executive officers of the Corporation; (b) adopting a strategic planning process and approving a strategic plan annually; (c) reviewing risk management; (d) succession planning; (e) adopting a communication policy; (f) internal control and management information systems; and (g) corporate governance.  The Board may delegate to a Board committee matters which the Board is responsible for, but the Board retains oversight and ultimate responsibility for delegated responsibilities.

In addition, the Audit Committee is charged with the responsibility of reviewing, on at least an annual basis, the internal controls of the Corporation and managing risk exposure.  The Corporate Governance and Nominating Committee takes an active role in all corporate governance matters concerning the Corporation.

The Corporation, through its Vice-President Investor Relations and Corporate Affairs, provides shareholders with various communication channels such as the corporate website, a general inquiry number and an electronic mail address to ensure that shareholders’ feedback and concerns are adequately received and addressed by the Corporation.

CSA Proposed Standard 4

The Board of Directors should develop clear position descriptions for the chair of the Board and the chair of each board committee.  In addition, the Board, together with the Chief Executive Officer, should develop a clear position description for the Chief Executive Officer, which includes delineating management’s responsibilities.  The Board should also develop or approve the corporate goals and objectives that the Chief Executive Officer is responsible for meeting.

Comment:

In 2004, the Board of Directors adopted a formal mandate setting forth its responsibilities, including its primary responsibility for the development and adoption of a strategic direction for the Corporation.  Further, in addition to those matters which must be approved by the Board of Directors by law, significant business activities and actions proposed to be taken by the Corporation are subject to approval by the Board of Directors.

The Board is primarily responsible for, among other things, monitoring corporate performance against strategic and business plans, reviewing risk management, ensuring the integrity of internal controls and the appropriateness of corporate conduct, approving annual financial statements and management’s discussion and analysis thereon, establishing and reviewing the Corporation’s dividend policy, approving compensation matters and material transactions which are not in the ordinary course of business, succession planning, and for assessing its own effectiveness.  The Board may delegate to a Board committee matters which the Board is responsible for, but the Board retains oversight and ultimate responsibility for delegated responsibilities.

The Compensation Committee is charged with the responsibility of reviewing the goals and objectives of the Chief Executive Officer for the upcoming year, and to provide an appraisal of the performance of the Chief Executive Officer in consideration thereof at the end of each year.

The Corporation does not currently have a Chairperson, and has recently appointed Mr. John Lydall as Lead Director in lieu thereof.  As Lead Director, Mr. Lydall will chair all meetings of the independent directors.

CSA Proposed Standard 5

The Board of Directors should ensure that all new directors receive a comprehensive orientation.  The Board should provide continuing education opportunities for all directors.

Comment:

The Corporation has a formal orientation and education program for new members of the Board of Directors in order to ensure that new directors are familiarized with the Corporation’s business and the procedures of the Board of Directors. In addition, new directors are taken on site tours of the properties of the Corporation and receive copies of Board material and other material regarding the business and operations of the Corporation (including the Board mandate, committee charters, recent annual reports, annual information forms, proxy solicitation materials and various other operating, property and budget reports) and are encouraged to visit and meet with management on a regular basis.  The Chief Executive Officer of the Corporation has assumed primary responsibility for overseeing the orientation and education of new members of the Board.  The Board encourages the continuing education of all directors.

CSA Proposed Standard 6

The Board of Directors should adopt a written code of business conduct and ethics designed to promote integrity and to deter wrongdoing, and should be responsible for monitoring compliance with the code.

Comment:

In 2004, the Board adopted a formal Code of Ethics which addresses matters of conflicts of interest, protection and proper use of corporate assets, confidentiality of corporate information, and compliance with laws, rules and regulations.  The Code of Ethics is available for review on the Corporation’s website at www.fnxmining.com.  The Board is responsible for monitoring compliance with the Code of Ethics, and does so through requiring the reporting of any suspected violations thereof and safeguarding the individual who generates any such good faith reports.  Any waivers of the Code of Ethics are granted in appropriate circumstances only by the Chief Financial Officer or, in the case of employees, the Corporate Governance and Nominating Committee.

CSA Proposed Standard 7

The Board of Directors should appoint a nominating committee composed entirely of independent directors.  The nominating committee should be responsible for recommending new members to the Board, and should have a written charter and be able to engage outside advisors.  Prior to nominating or appointing individuals as directors, the Board should consider what competencies and skills the Board, as a whole, should possess, and the appropriate size of the board.

Comment:

The Corporate Governance and Nominating Committee is charged with the responsibility of identifying and proposing nominees for the Board. Nominations are generally the result of recruitment efforts by members of the Corporate Governance and Nominating Committee and informal and formal discussions with members of the Board of Directors. Nominees are assessed based on the criteria which have been developed for director candidates, taking into account the desired size of the Board and the diversity of its composition.  The Corporate Governance and Nominating Committee adopted a formal charter in 2004.  The Corporate Governance and Nominating Committee may retain outside advisors at the expense of the Corporation as it sees fit to fulfill its mandate.

At the present time, the Corporate Governance and Nominating Committee is constituted with three outside and unrelated directors.  The Corporate Governance and Nominating Committee will be reconstituted following the Meeting as Mr. Podolsky is not standing for re-election.

CSA Proposed Standard 8

The Board of Directors should appoint a compensation committee composed entirely of independent directors.  The compensation committee should have a written charter and be able to engage outside advisors.  The compensation committee should be responsible for reviewing and approving corporate goals and objectives of the Chief Executive Officer and evaluating the Chief Executive Officer in light thereof, and for determining compensation of the Chief Executive Officer and making recommendations as to the compensation of other officers and directors.

Comment:

The Compensation Committee is charged with the responsibility of annually reviewing, approving and recommending to the Board the remuneration of senior officers of the Corporation (including the Chief Executive Officer), and submitting recommendations to the Board regarding other benefits; considering and making recommendations to the Board concerning the terms of employment of senior officers of the Corporation; and making recommendations to the Board concerning grants of options pursuant to the Plan.  The Compensation Committee also periodically reviews and recommends to the Board the compensation to be paid to directors based on such factors as time commitment, comparative fees paid by other companies in the industry in North America, level of responsibility and the Corporation’s current position as an emerging producing company that is starting to receive regular revenues from operations.

The Compensation Committee adopted a formal charter in 2004.  The Compensation Committee my retain outside advisors at the expense of the Corporation with the consent of the Corporate Governance and Nominating Committee.

At the present time, the Compensation Committee is constituted with two outside and unrelated directors.  The Compensation Committee will be reconstituted following the Meeting (i) as Mr. Beach is not standing for re-election; and (ii) to fill the vacancy created by the resignation of Mr. McKenna who previously served as a member of the Compensation Committee prior to his resignation effective March 1, 2005 to become the Canadian ambassador to the United States.  It is anticipated that two members of the elected Board will be appointed as members of the Compensation Committee following the Meeting.

CSA Proposed Standard 9

The Board of Directors, its committees and each individual director should be regularly  assessed regarding his, her or its effectiveness and contribution.

Comment:

The Corporate Governance and Nominating Committee is charged with the responsibility of performing an annual evaluation of the effectiveness of the Board as a whole, the Audit Committee, the Compensation Committee, the Safety, Health and Environmental Committee and the Corporate Governance and Nominating Committee, as well as the contribution and effectiveness of individual directors. See "Guideline 9" of Schedule "A" to the management information circular attached hereto for further details regarding these committees.

SCHEDULE "C"

RESOLUTION APPROVING SHAREHOLDER RIGHTS PLAN

BE IT RESOLVED THAT:

1.

the Shareholder Rights Plan as set forth in the Shareholder Rights Plan Agreement, dated April 8, 2005 between the Corporation and CIBC Mellon Trust Company, and the issuance of the Rights issued pursuant to such Shareholder Rights Plan, are hereby approved, confirmed and ratified; and

2.

any officer or director of the Corporation is hereby authorized and directed to execute and deliver all such other agreements and documents and to do all such acts and things as in his or her opinion may be necessary or desirable in connection with the foregoing.